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                           April 7, 2021

       Laura P. O   Hara
       Executive Vice President and General Counsel
       M&T BANK CORP
       One M&T Plaza
       Buffalo, New York 14203

                                                        Re: M&T BANK CORP
                                                            Registration
Statement on Form S-4
                                                            Filed April 1, 2021
                                                            File No. 333-254962

       Dear Ms. O   Hara:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance